

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via E-mail
Xiangying Meng
President and Chief Executive Officer
Xunna Information Technology Inc.
2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26
Fengtai District, Beijing, PRC

> **Re: Xunna Information Technology Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 13, 2012**
> **File No. 333-175919**

Dear Mr. Meng:

We have reviewed your amended registration statement and response letter, and we have the following comments. References to prior comments are to those contained in our letter dated January 9, 2012.

Outside Front Cover Page of the Prospectus

1.   As noted previously, your cover page continues to be longer than a single page. Please further revise your cover page disclosure to ensure that it comports with Item 501(b) of Regulation S-K. In this regard, we note that in response to prior comment 2, you have re-printed in full on the cover page a risk factor relating to resale restrictions applicable to shell companies. Please revise this disclosure on the cover page to describe the applicable resale restrictions more succinctly.

Legal Opinion of Beijing Beiyuan Law Firm

2.   We note that the opinions of Beijing Beiyuan Law Firm filed on December 8, 2011, and on January 13, 2012, respectively, contain English-language portions followed by Chinese-language sections. Please confirm, if accurate, that the English portions are fair and accurate translations of the ensuing Chinese portions of these documents, or otherwise advise. Refer to Rule 403(c) of Regulation C.

    You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, with any other questions.

                                    Sincerely,

                                    /s/ Katherine Wray

                                    Katherine Wray
                                    Attorney-Advisor

cc: Via E-mail
       Jay Smith, President, How2gopublic.com